EX99.13
CERTIFICATE OF QUALIFIED PERSON
I, Jeffrey Alan Volk, M.Sc. CPG, FAuslMM, as an author of this report entitled “Island Gold District 2026 Expansion Study NI 43-101 Technical Report, Dubreuilville, Ontario, Canada" prepared for Alamos Gold Inc. (“Alamos”) and with an effective date of February 3rd, 2026, do hereby certify that:
1I am employed as Director, Reserves and Resources for Alamos, located at 181 Bay Street, Suite 3910, Toronto, Ontario, M5J 2T3;
2I graduated with a Master of Science degree in Structural Geology from the Washington State University in 1986. In addition, I have obtained a Bachelor of Arts degree in geology from the University of Vermont in 1983. I have over 36 years of operational and consulting experience and continuous employment in the minerals industry, specifically in mineral resource estimation, production geology, feasibility studies and economic evaluations. I have completed resource modelling, due diligence, acquisition and evaluations assignments for precious and base metals, platinum group metals, laterite and uranium in Russia and the Former Soviet Union, Australia, Africa, South America, Philippines, Mexico, and North America gained with Barrick Gold, SRK and Alamos;
3I am a fellow of the Society of Economic Geologists and a Certified Professional Geologist and member of the American Institute of Professional Geologists (AIPG #CPG-10835). I am also a Fellow and Member of the Australian Institute of Mining and Metallurgy (FAusIMM #304113);
4I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43‑101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43‑101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43‑101;
5I have been an employee of Alamos since August 2012;
6I last visited the Island Gold District Property from November 3rd to 6th, 2025;
7I am the co-author of Sections 1, 14, 25, 26 and 27 of the NI 43‑101 report entitled “Island Gold District 2026 Expansion Study NI 43-101 Technical Report, Dubreuilville, Ontario, Canada” with an effective date of February 3rd, 2026;
8I have no personal knowledge, as of the date of this certificate, of any material fact or change, which is not reflected in this report;
9I am not independent of the issuer, as described in Section 1.5 of NI 43-101;
10I have prepared this Technical Report in compliance with National Instrument 43-101 and in conformity with generally accepted Canadian mining industry practices. As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading; and
11I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public.

Dated this 20th day of March 2026
(Signed) “Jeffrey Alan Volk"
(Original Signed)
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Jeffrey Alan Volk, M.Sc. CPG, FAuslMM (FAusIMM no 304113)